                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 10--FINAL AMENDMENT)

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         GROUND ROUND RESTAURANTS, INC.
                            (Name of Subject Company)

                                GRR MERGER CORP.
                                GRR HOLDINGS, LLC
                                    (Bidders)

                    Common Stock par value $.16 2/3 per share
                         (Title of Class of Securities)

                                   399427 10 3
                      (Cusip Number of Class of Securities)


                               Barbara M. Ginader
                                GRR Merger Corp.
                             21 Custom House Street
                                Boston, MA 02110
                                 (617) 737-3700

                     (Name, Address and Telephone Number of
                    Persons Authorized to Receive Notices and
                      Communications on Behalf of Bidders)


                                    Copy to:
                           Erica H. Steinberger, Esq.
                                Latham & Watkins
                                885 Third Avenue
                               New York, NY 10022

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(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons


     GRR Merger Corp.  04-3383946

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(2)  Check the Appropriate Box if a Member of the Group

                                            (a)
                                               ---------------------------------

                                            (b)
                                               ---------------------------------

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(3)  SEC Use Only




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(4)  Sources of Funds

     AF

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(5)  [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f)

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(6)  Citizenship or Place of Organization

     New York

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(7)  Aggregate Amount Beneficially Owned by Each Reporting Person

     8,769,552 (excluding shares tendered by guaranteed delivery)

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(8)  [ ]Check if the Aggregate Amount in Row (7) Excludes Certain Shares

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(9)  Percent of Class Represented by Amount in Row (7)

     78.5% (excluding shares tendered by guaranteed delivery)

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(10) Type of Reporting Person

     CO

--------------------------------------------------------------------------------

(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

     GRR Holdings, LLC 04-3383947

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of the Group

                                            (a)
                                               ---------------------------------

                                            (b)
                                               ---------------------------------

--------------------------------------------------------------------------------

(3)  SEC Use Only




--------------------------------------------------------------------------------

(4)  Sources of Funds

     OO

--------------------------------------------------------------------------------

(5) [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     Delaware

--------------------------------------------------------------------------------

(7)  Aggregate Amount Beneficially Owned by Each Reporting Person

     9,324,452 (excluding shares tendered by guaranteed delivery)

--------------------------------------------------------------------------------

(8)  [ ]Check if the Aggregate Amount in Row (7) Excludes Certain Shares

--------------------------------------------------------------------------------

(9)  Percent of Class Represented by Amount in Row (7)

     83.5% (excluding shares tendered by guaranteed delivery)

--------------------------------------------------------------------------------

(10) Type of Reporting Person

     HC

                  This Amendment No. 10 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on September 8, 1997, as previously amended (the "Statement"), with respect to the tender offer by GRR Merger Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of GRR Holdings, LLC, a Delaware limited liability company ("Parent"), to purchase all outstanding shares of common stock, par value $.16 2/3 per share (the "Shares"), of Ground Round Restaurants, Inc., a New York corporation (the "Company"), at a purchase price of $1.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as the same may be amended or supplemented from time to time, collectively constitute the "Offer"). Pursuant to Instruction D to
Schedule 14D-1, this Amendment No. 10 (the "Final Amendment") constitutes the final amendment to the Statement. The Final Amendment also constitutes the Statement on Schedule 13D of the Purchaser and Parent. Capitalized terms not otherwise defined herein have their meanings as set forth in the Offer to Purchase. The items of the Statement set forth below are hereby amended and supplemented as follows:


ITEM 4.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Pursuant to the Merger Agreement, effective on October 20, 1997, Messrs. Daniel R. Scoggin, Stephen J. Kiel, Christian R. Guntner, and James R. Olson resigned as directors of the Company and Martha H.W. Crowninshield, Barbara M. Ginader, Thomas J. Russo, and Neil A. Wallack were elected to serve as directors of the Company until their successors are elected and qualified. The Board of Directors thereafter elected Thomas J. Russo Chairman, Chief Executive Officer and President of the Company.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The Offer expired at 6:00 p.m., New York City time, on Friday, October 17, 1997. Pursuant to the Offer, based upon a preliminary report from the depositary, the Purchaser accepted for payment 8,769,552 Shares tendered by physical delivery and 11,761 Shares tendered by guaranteed delivery. As a result of consummation of the Offer, excluding Shares tendered by guaranteed delivery, as to which the tendering holders have three NASDAQ National Market trading days to submit certificates for, or to effect book-entry transfer of, such Shares, the Purchaser presently owns 8,769,552 Shares, which, together with 554,900 Shares owned by Parent, represent approximately 83.5% of the Shares currently outstanding.

         Pursuant to the Merger Agreement, the Purchaser intends to merge with and into the Company. In connection with the Merger, each issued and outstanding Share (other than Shares owned by the Parent, the Purchaser or any other wholly-owned subsidiary of Parent, Shares with respect to which dissenters' rights have been demanded and perfected in accordance with applicable New York law, and any Shares held in the treasury of the Company or by any subsidiary of the Company) shall be converted into and represent the right to receive $1.65 in cash.

         The information set forth in the press release issued by Parent on October 20, 1997, filed as exhibit (a)(18) to the Statement, is incorporated herein by reference, provided, however, that the number of Shares stated as tendered and accepted for payment is superseded by a revised number from the depositary as set forth above.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(18) Press Release dated October 20, 1997.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      October 20, 1997


                                      GRR HOLDINGS, LLC
                                      By: Boston Ventures Limited Partnership V,
                                          its Managing Member

                                      By: Boston Ventures Company V, L.L.C.,
                                          its General Partner


                                      By:  /s/  Barbara M. Ginader
                                         ---------------------------------------
                                         Name:  Barbara M. Ginader
                                         Title: Managing Director


                                      GRR MERGER CORP.

                                      By:  /s/  Barbara M. Ginader
                                         ---------------------------------------
                                         Name:  Barbara M. Ginader
                                         Title: President


                                      BOSTON VENTURES LIMITED PARTNERSHIP V
                                      By: Boston Ventures Company V, L.L.C.,
                                          its General Partner


                                      By:  /s/  Barbara M. Ginader
                                         ---------------------------------------
                                         Name:  Barbara M. Ginader
                                         Title:  Managing Director

                                  EXHIBIT INDEX


Exhibit No.                                                                               Page
-----------                                                                               ----
(a)(1)            Offer to Purchase.                                                       *
(a)(2)            Letter of Transmittal.                                                   *
(a)(3)            Notice of Guaranteed Delivery.                                           *
(a)(4)            Letter to Brokers, Dealers, Banks, Trust Companies and
                  Other Nominees.                                                          *
(a)(5)            Letter to Clients for use by Brokers, Dealers, Banks,
                  Trust Companies and Other Nominees.                                      *
(a)(6)            Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.                                                  *
(a)(7)            Text of Press Release dated September 2, 1997.                           *
(a)(8)            Text of Press Release dated September 8, 1997.                           *
(a)(9)            Summary Advertisement dated September 8, 1997.                           *
(a)(10)           Text of Press Release dated September 16, 1997.                          *
(a)(11)           Text of Press Release dated September 29, 1997.                          *
(a)(12)           Press Release dated October 6, 1997.                                     *
(a)(13)           Press Release dated October 7, 1997.                                     *
(a)(14)           Press Release dated October 8, 1997.                                     *
(a)(15)           Press Release dated October 10, 1997.                                    *
(a)(16)           Press Release dated October 15, 1997.                                    *
(a)(17)           Press Release dated October 17, 1997.                                    *
(a)(18)           Press Release dated October 20, 1997.                                    7
(b)               None.
(c)(1)            Agreement and Plan of Merger dated as of August 29, 1997,
                   among Parent, the Purchaser and the Company.                            *
(c)(2)            Shareholder Agreement dated as of August 29, 1997, among Parent,
                   the Purchaser, Christian R. Guntner and David T. DiPasquale..           *
     (d)          None.
     (e)          Not Applicable.
     (f)          None.




*Previously filed.